UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Kyto Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

501572101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501572101	13G

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bristol-Myers Squibb Company 22-0790350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.14%*
12	TYPE OF REPORTING PERSON CO

*	This percentage is calculated based on 31,396,802 shares outstanding as of November 12, 2014 as reported on Kyto Biopharma, Inc.’s Form 10-Q filed on November 14, 2014.

CUSIP No. 501572101	13G

Item 1.	(a)	Name of issuer: Kyto Biopharma, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 500 Australian Avenue South, Suite 600 West Palm Beach, FL 33401

Item 2.	(a)	Name of person filing: Bristol-Myers Squibb Company

	(b)	Address of Principal Business Office or, if None, Residence: 345 Park Avenue New York, New York 10154

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value

	(e)	CUSIP Number: 501572101

Item 3.	If this statement is filed pursuant to §§240.13d or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a) (19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 501572101	13G

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,300,000

	(b)	Percent of class: 4.14%*

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 1,300,000

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,300,000

*	This percentage is calculated based on 31,396,802 shares outstanding as of November 12, 2014 as reported on Kyto Biopharma, Inc.’s Form 10-Q filed on November 14, 2014.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If t If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. E.R. Squibb & Sons, L.L.C.* 1,300,000 4.14%

*	E.R. Squibb & Sons, L.L.C., a wholly-owned subsidiary of the Reporting Person, has direct beneficial ownership of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

CUSIP No. 501572101	13G

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

BRISTOL-MYERS SQUIBB COMPANY
By:	/s/ Katherine R. Kelly
Name:	Katherine R. Kelly
Title:	Vice President and Assistant Secretary